Exhibit 99.1

Mynaric and Airbus U.S. Space & Defense, Inc. Sign Contract for Laser Communication Demonstration on ISS Bartolomeo Platform

Airbus’s payload hosting platform to demonstrate Mynaric’s laser communication product on the International Space Station

HOUSTON, May 12, 2022—Mynaric (NASDAQ: MYNA)(FRA: M0Y) and Airbus U.S. Space & Defense, Inc. have signed a contract to host Mynaric’s CONDOR Mk2 terminal for space-based laser communication on the International Space Station’s (ISS) functional testbed, Bartolomeo. Mynaric plans to operate its industrialized optical communications terminal on the ISS, with the goal of demonstrating the product’s capabilities in low Earth orbit and providing its customers with an extended range of experimental mission scenarios.

The terminal will be hosted on the Airbus built and operated Bartolomeo External Payload and Science Hosting Facility attached to the European Space Agency’s (ESA) Columbus laboratory. Bartolomeo serves as a functional testbed on the ISS that enables a wide range of customers the opportunity to test and mature emerging technologies and innovative solutions to expand terrestrial and space economies.

The CONDOR’s positioning on Bartolomeo will provide it a clear view of Earth and space, allowing Mynaric to offer its customers excellent conditions to test and demonstrate a range of laser communication use cases involving a space-based terminal compliant, amongst others, with the Space Development Agency’s optical communications interoperability standard. As part of this on-orbit demonstration, Mynaric plans to put its CONDOR optical communications terminal through a rigorous test regime demonstrating various capabilities and building operational heritage in space.

“We are excited to be part of Mynaric’s effort to demonstrate high data-rate connectivity from the International Space Station,” said Debra Facktor, head of U.S. space systems at Airbus U.S Space & Defense, Inc. “Choosing Bartolomeo to host the CONDOR optical communications terminal highlights the value our platform provides customers by expediting and simplifying the space qualification of technologies from an idea to a potentially market changing solution.”

“By using the Bartolomeo platform to host our solution, we plan to showcase and, in time, offer our customers an extended range of demonstration and experimental mission scenarios,” said Tim Deaver, vice president for strategic solutions at Mynaric. “This experience will further help them explore the utility of our products, refine and accelerate various deployment strategies for laser communications technology at large and build our operational heritage in space.”

Mynaric’s CONDOR optical communications terminal is expected to be part of the International Space Station Fall 2022 resupply mission.

About Airbus U.S. Space & Defense, Inc.

Headquartered in Arlington, VA and operating under a Special Security Agreement (SSA), Airbus U.S. Space & Defense, Inc. offers advanced solutions to meet the most complex U.S. defense, security, space, and intelligence requirements. A long time U.S. government partner, Airbus U.S. leverages world-class satellite, laser communication, rotor and fixed wing solutions to help its National Security focused customers meet their missions. For more information, visit https://airbusus.com/.

About Mynaric

Mynaric (NASDAQ: MYNA)(FRA: M0Y) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C. For more information, visit mynaric.com.

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